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SECURITIE  SION

03053102

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34781

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2000 (MM/DD/YY) AND ENDING 03/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RIDGEWOOD SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

947 LINWOOD AVENUE
(No. and Street)

RIDGEWOOD (City) NEW JERSEY (State) 07450 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRIS NAUNTON 201-447-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

400 CAMPUS DRIVE (Address) FLORHAM PARK (City) NJ (State) 07932 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert E. Swanson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ridgewood Securities Corporation, as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JEANNE THOMPSON
A Notary Public of New Jersey
My Commission Expires May 3, 2007

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ridgewood Securities Corporation

Financial Statements and Additional Information

March 31, 2003 and 2002



PricewaterhouseCoopers LLP
400 Campus Drive
P.O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

Report of Independent Accountants

To the Board of Directors and Stockholder
of Ridgewood Securities Corporation:

In our opinion, the accompanying statements of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Ridgewood Securities Corporation at March 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ridgewood Securities Corporation is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

May 3, 2002

Ridgewood Securities Corporation
Statements of Financial Condition

	March 31,	
	2003	2002
Assets		
Cash and cash equivalents	$ 49,175	$ 144,736
Certificate of deposit	49,558	48,689
Commissions and fees receivable from affiliates	2,750	17,275
Income taxes receivable	50,812	---
Other assets	9,529	9,768
Total assets	$ 161,824	$ 220,468
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$ 10,100	$ 13,400
Income taxes payable	826	8,080
Total liabilities	10,926	21,480
Commitments and contingencies		
Stockholder's equity:		
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	9,000	9,000
Retained earnings	140,898	188,988
Total stockholder's equity	150,898	198,988
Total liabilities and stockholder's equity	$ 161,824	$ 220,468

See accompanying notes to financial statements.

Ridgewood Securities Corporation
Statements of Operations

	Year Ended March 31,	
	2003	2002
Revenue:		
Placement fees	$ 133,922	$ 107,338
Selling commissions	118,270	92,000
Interest income	1,159	11,004
Total revenue	253,351	210,342
Expenses:		
Officer-stockholder payroll expense	351,465	162,348
Selling, general and administrative	43,043	32,402
Total expenses	394,508	194,750
Income (loss) before income taxes	(141,157)	15,592
Income tax expense (benefit)	(58,067)	2,496
Net income (loss)	$ (83,090)	$ 13,096

See accompanying notes to financial statements.

Ridgewood Securities Corporation
Statements of Changes in Stockholder's Equity

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance, April 1, 2001	$ 1,000	$ 9,000	$ 209,576	$ 219,576
Loans to stockholder	---	---	(33,684)	(33,684)
Net income	---	---	13,096	13,096
Balance, March 31, 2002	1,000	9,000	188,988	198,988
Loans to stockholder	---	---	35,000	35,000
Net loss	---	---	(83,090)	(83,090)
Balance, March 31, 2003	$ 1,000	$ 9,000	$ 140,898	$ 150,898

See accompanying notes to financial statements.

Ridgewood Securities Corporation
Statements of Cash Flows

	Year Ended March 31,	
	2003	**2002**
Cash flows from operating activities:		
Net (loss) income	$ (83,090)	$ 13,096
Adjustments to reconcile net (loss) income to net cash flows from operating activities:		
Change in assets and liabilities:		
Decrease (increase) in commissions and fees receivable from affiliates	14,525	(10,150)
Increase in income taxes receivable	(50,812)	
Decrease (increase) in other assets	239	(385)
(Decrease) increase in accounts payable and accrued expenses	(3,300)	4,840
Decrease in income taxes payable	(7,254)	(9,836)
Total adjustments	(46,602)	(15,531)
Net cash used in operating activities	(129,692)	(2,435)
Cash flows from investing activities:		
Increase in certificate of deposit	(869)	(4,519)
Net cash used in investing activities	(869)	(4,519)
Cash flows from financing activities:		
Repayment of loans to stockholder	35,000	---
Loans to stockholder	---	(33,684)
Net cash provided by (used in) financing activities	35,000	(33,684)
Net decrease in cash and cash equivalents	(95,561)	(40,638)
Cash and cash equivalents, beginning of year	144,736	185,374
Cash and cash equivalents, end of year	$ 49,175	$ 144,736
Supplemental disclosure:		
Income taxes paid	$ ---	$ 12,332

See accompanying notes to financial statements.

1. Organization and Summary of Significant Accounting Policies

Ridgewood Securities Corporation (the "Company") was incorporated in September 1983 under the laws of the State of Delaware. The Company acts as a broker-dealer in connection with the private placement of trust shares for which Ridgewood Capital Management LLC, Ridgewood Renewable Power LLC ("RPC") and Ridgewood Energy Corporation (companies affiliated through common ownership) act as Managing Shareholders.

The Company does not have custody of customer securities, does not maintain customer accounts, and does not have the use of or custody of customer funds.

Revenue Recognition
The Company recognizes revenue from services rendered, which includes placement fees and selling commissions, in connection with broker-dealer activities. Placement fees and selling commissions, after meeting the minimum offering amount of the trust, are recognized as the subscription documents are received.

Income Taxes
The Company utilizes the asset and liability method of accounting for income taxes. There are no differences between the tax and financial reporting bases of the Company's assets and liabilities.

Cash and Cash Equivalents
The Company considers monies invested in money market funds and certificates of deposit with maturities when purchased of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. Related Party Transactions

The Company earns all placement fees and selling commissions from business trusts whose Managing Shareholders are affiliates of the Company. RPC provides certain office space and other services to the Company without charge. The value of such rent and services for the years ended March 31, 2003 and 2002 is estimated to be approximately $20,000.

The Company has loans to its sole stockholder. The loans do not bear interest and are repayable upon demand. The loans outstanding of $193,684 and $228,684 at March 31, 2003 and 2002, respectively, have been reflected as a reduction of stockholder's equity.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). The rule prohibits a broker-dealer from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as these terms are defined by the rule, subject to minimum "net capital" requirements. At March 31, 2003 and 2002, the Company had net capital of $87,072 and $171,610, respectively, which was $82,072 and $166,610, respectively, in excess of the minimum amount required. The Company is exempt from Rule 15c3-3 because it does not hold customer accounts.

Ridgewood Securities Corporation
Computation of Net Capital Pursuant to Rule
15c3-1 of the Securities and Exchange Commission

Additional Information
- Schedule I - March 31, 2003

Net Capital	
Common stock	$ 1,000
Additional paid-in capital	9,000
Retained earnings	140,898
Total capital	150,898
Non-allowable assets	
Commissions and fees receivable from affiliates	2,750
Income tax receivable	50,812
Other assets	9,529
Penalty on hypothetical early withdrawal of certificate of deposit	118
Total non-allowable assets	63,209
Net capital before haircuts	87,689
Haircuts on securities	
Mutual fund	617
Net capital	$ 87,072
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 10,100
Income taxes payable	826
Total aggregate indebtedness	$ 10,926
Capital Requirements	
Minimum net capital required (6-2/3% of aggregate indebtedness ($728) or $5,000, whichever is greater)	$ 5,000
Net capital	87,072
Excess net capital	$ 82,072
Ratio of aggregate indebtedness to net capital	0.13 to 1

There are no material differences between the above computation and that filed with the Company's unaudited FOCUS report as of March 31, 2003.



PricewaterhouseCoopers LLP
400 Campus Drive
P.O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

To Board of Directors and Stockholder of
Ridgewood Securities Corporation:

In planning and performing our audit of the financial statements and supplemental schedule of Ridgewood Securities Corporation (the "Company") for the year ended March 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute,

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 28, 2003